UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report Of Foreign Private Issuer

Pursuant To Rule 13a-16 Or 15d-16 Of

The Securities Exchange Act Of 1934

For the month of December 2015

Commission File Number: 000-54290

Grupo Aval Acciones y Valores S.A.

(Exact name of registrant as specified in its charter)

Carrera 13 No. 26A - 47

Bogotá D.C., Colombia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

GRUPO AVAL ACCIONES Y VALORES S.A.

TABLE OF CONTENTS

ITEM
1.	Report of Relevant Information dated December 1, 2015

RELEVANT INFORMATION

Bogotá D.C., December 1, 2015. Grupo Aval Acciones y Valores S.A. informs that its Board of Directors, pursuant to Article 404 of the Colombian Code of Commerce, authorized Adminegocios & Cía S.C.A., a company controlled by Mr. Luis Carlos Sarmiento Angulo (a company director), to acquire common and/or preferred shares of the company up to an amount of COP 150,000,000,000 (approximately US$47.9 million) in subsequent operations, during a term of up to six (6) months.

The authorization was given by the unanimous vote of the directors, except for the requester, Mr. Sarmiento Angulo. In order to grant its authorization, the Board considered that the acquisitions to be made pursuant to such authorization will be completed under market conditions, with no speculative purposes, based on publicly available information and according to applicable regulations, as indicated by Mr. Sarmiento Angulo in his request.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 3, 2015

GRUPO AVAL ACCIONES Y VALORES S.A.

By:	/s/ Jorge Adrián Rincón Plata
	Name:	Jorge Adrián Rincón Plata
	Title:	Chief Legal Counsel